Exhibit 99.1

February 14, 2014

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority
Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission
Ontario Securities Commission	British Columbia Securities Commission
Superintendant of Securities, Prince Edward Island	Autorité des marchés financiers
Superintendant of Securities, Northwest Territories	Superintendant of Securities, Yukon Territory
Superintendant of Securities, Nunavut	The Toronto Stock Exchange

Securities and Exchange Commission

Philippine Stock Exchange, Inc.

Philippine Securities and Exchange Commission

RE: Sun Life Financial Inc.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	May 7, 2014
Record date for notice:	March 17, 2014
Record date for voting:	March 17, 2014
Beneficial ownership determination date:	March 17, 2014
Securities entitled to notice:	Common
Securities entitled to vote:	Common
Issuer mailing directly to non objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	No
Notice-and-access stratification criteria:	No

Yours very truly,

Vijaya Somasundharem

Associate Manager, Trust Central Services

cc: CDS & Co. (Via Fax)

Philippine Depository & Trust Corp.

Depository Trust Company